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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rentech, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1000 Potomac Street NW, 5th Floor

Washington, DC 20007

(Address of principal executive offices)

(202) 791-9040

(Registrant’s telephone number, including area code)

10877 Wilshire Boulevard, 10th Floor

Los Angeles, California 90024

(Former address of principal executive offices)

(310) 571-9800

(Registrant’s former telephone number, including area code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Form 10-Q”) of Rentech, Inc. (the “Company”) cannot be filed within the prescribed time period without unreasonable effort or expense because the Company is completing its review of GAAP tax provision allocations between discontinued operations and continuing operations for the quarter and six months ended June 30, 2015 in the financial statements presented in the Form 10-Q.    The Company is also assessing any control impact of its tax provision preparation and review processes.

The Company expects to file its Form 10-Q as soon as practicable upon completing its review of the GAAP tax allocation.   Based on the results of its review thus far, the Company currently expects to file its 10-Q on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeff Spain	310	307-4737
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this Form 12b-25, the Company has not yet completed review of GAAP tax provision allocations between discontinued operations and continuing operations for the quarter and six months ended June 30, 2015 in the financial statements presented in the Form 10-Q. The Company herby incorporates by reference the selected unaudited financial results set forth in Company’s earnings release filed as Exhibit 99.1 to its Form 8-K dated August 10, 2016. The selected unaudited results set forth in the earnings release do not reflect the impact of any changes to the GAAP tax provision allocations between discontinued operations and continuing operations for the quarter and six months ended June 30, 2015.

Forward-Looking Statements

Statements contained in this Form 12b-25 that are not historical facts may constitute forward-looking statements, including statements relating our ability to review GAAP tax provision allocations between discontinued operations and continuing operations.

Our forward-looking statements are generally identified with words such as “anticipate,” “believe,” “estimate,” “intend,” “expect,” “could,” “may” and similar expressions. We believe that our expectations are reasonable and are based on reasonable assumptions; however, we caution against relying on any of our forward-looking statements as such forward-looking statements by their nature involve risks and uncertainties. A variety of factors, including but not limited to the following, could cause these statements, as well as the timing of events, to differ materially from those expressed or implied in our forward-looking statements: completion of our review of GAAP tax provision allocations between discontinued operations and continuing operations; the control impact of our tax provision preparation and review processes; our ability to timely file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2016; as well as other risk factors discussed more fully in our Form 10-K for the period ended December 31, 2015, and other reports subsequently filed from time to time with the United States Securities and Exchange Commission. These forward-looking statements represent only our current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. We assume no obligation to revise or update any forward-looking statements.

Rentech, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2016	By	/s/	Jeffrey R. Spain
Name: Jeffrey R. Spain Title: Senior Vice President & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).